Filed by: Digene Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

Dear all,

The merger between QIAGEN and Digene offers exciting opportunities for growth that neither company could realize on its own. However, it also raises a lot of questions for everyone involved.

The managements of both companies are committed to communicating as much information as possible, as soon as the details have been worked out and are ready to share. Attached is the first “installment” of an FAQ summary that we will update on a regular basis. As new or updated answers are available, we will include them in this merger update. (If you have new questions you’d like to submit, e-mail merger@QIAGEN.com.) A summary document with all completed Qs & As also will be posted on the QIAGEN intranet site in the “corporate/merger with Digene” section, and on the Digene intranet site in “Digene-QIAGEN merger information” (under “Quick Launch”).

We also have attached a very top-line comparison of the benefits currently offered to U.S. employees of QIAGEN and Digene. We focus on the United States in this chart because most questions received to date relate to employees based here. However, a similar comparison for Europe is now being developed and will be made available in a future merger update.

Thomas Theuringer and Pam Rasmussen

QIAGEN and Digene Communications Team

www.qiagen.com

QIAGEN GmbH, Hilden

Commercial Register Düsseldorf (HRB 45822)

Managing Directors: Peer M. Schatz, Roland Sackers,

Bernd Uder, Dr. Joachim Schorr

FAQs Digene – QIAGEN Merger	07/02/07

Employee Questions and Answers

A. Integration Process:

1.	Question: What is the role of the Integration Project Team (IPT) and how does it function?

Answer: The Integration Project Team (IPT) is charged with planning and implementing the successful merger of QIAGEN and Digene, including its organization, infrastructure and cultural norms. It reports into a steering committee composed of Peer Schatz and Daryl Faulkner, and is supported by sub-teams focused on specific tasks. The goal is to have the new organization in place, including all organizational changes, by the beginning of calendar year 2008.

The IPT includes equal representation from QIAGEN and Digene, helping to ensure that decisions take into account the perspectives of both companies. The integration team has been meeting weekly in Maryland.

2.	Question: How will you learn about the merger-related decisions that affect you?

Answer: The IPT will keep employees updated on its activities through regular e-mails prepared by the communications sub-team and periodically updated FAQs. Decisions made that affect individual employees’ jobs will be communicated as quickly as possible using the appropriate forum. Employees will be informed of any changes in their reporting relationships as soon as the merger is finalized, expected in the August/September timeframe.

3.	Question: Employees have been instructed not to communicate with staff from the other company until the final closing of the merger. However, what if employees have business, personal or family ties with staff members at the other company? Are they not allowed to talk with each other even in that situation?

Answer: Until the deal is finalized, direct communication related to the merger (whether by telephone, e-mail or meetings) between employees of the two companies should be limited to the Executive Team level unless otherwise authorized. However, if employees regularly communicated with each other as part of the normal course of business before the merger was announced, such contacts are allowed — provided employees use their best judgment to honor the need to operate as two separate businesses until the merger is finalized.

4.	Question: In what ways are the two corporate cultures different, and what will be done to help integrate them?

We believe, based on past employee surveys and the experiences of various levels of employees, that the two cultures are more similar than different. However, the Communications and HR sub-teams will be evaluating both company cultures. They will look for both similarities and differences, to allow us to take advantage of the cultural strengths of both organizations. Based on the findings, activities will be planned to smooth the integration process.

B. Jobs and benefits:

5.	Question: Is there an estimate of how many positions might be eliminated or consolidated after the merger is finalized?

Answer: The strategic rationale for the decision to merge was the complementary nature of the two companies: Digene offers key aspects important to QIAGEN’s business, and vice versa. Thus, the number of positions that are eliminated is expected to be relatively small. However, plans for the post-merger organization are still under discussion, and thus it is too early to speculate on its form or impact. Any employees whose positions are eliminated will be assisted by QIAGEN in finding other opportunities within the company or offered outplacement support.

6.	Question: Did QIAGEN’s previous acquisitions lead to layoffs? How many employees of acquired companies are still with QIAGEN?

Answer: QIAGEN has a long, successful track record in integrating companies. Of the 15 companies acquired during the past three years, around 90% of the employees stayed with QIAGEN. For companies previously acquired in North America, this percentage has been lower, largely because they were located far away from QIAGEN’s Maryland headquarters (such as in Colorado, Minnesota, Alabama and Northern California). QIAGEN offered new job opportunities to most of those employees, but the majority did not want to relocate to Germantown.

7.	Question: Will there be an opportunity for employees whose positions are eliminated by the merger to be considered for other positions within QIAGEN?

Answer: Yes. If positions are affected by the merger, QIAGEN will work to offer the individuals involved other job opportunities.

8.	Question: What career-advancement opportunities exist at QIAGEN? For example, will current Digene employees be considered for QIAGEN’s European opportunities if desired?

Answer: All employees of the combined company will be eligible to apply for job openings throughout the corporation. It is part of QIAGEN’s employee-development program to open international job opportunities to employees at all of its locations.

9.	Question: Will Digene and QIAGEN employees continue to report to the same supervisors they had before the merger? And if not, when will affected employees learn about changes in reporting lines?

Answers: The structure of the post-merger company is a focus of the IPT and its sub-teams. The sub-teams, which will begin work shortly and will include senior managers who are closest to the business functions, will play a large role in helping to shape these decisions. Such decisions will be communicated to employees following the finalization of the merger.

C. Facilities:

10.	Question: How many people will the combined company employ at how many sites? What will happen to those international locations where both companies have sales offices?

Answer: The combined company will have around 2,600 employees based in 40 locations in 20 countries. The IPT and the sub-teams will analyze how best to optimize the geographic reach of the company, including use of the existing Digene and QIAGEN facilities. That analysis will soon be underway. Until then, no decisions can be made.

11.	Question: Will employees of either company have to move as a result of the merger? And if yes, when will people be informed?

Answer: Given the local proximity of the companies’ two locations in Maryland, we do not expect that any of the staff employed in the United States will be required to relocate to another city. However, to ensure the best use of employee expertise and facility capacity, it is likely that there will be changes in how personnel and functions are divided between the two buildings.

Employees in locations outside of the United States may be offered the opportunity to relocate or alternatives such as telecommuting. Such decisions will be made at different times for different locations, as organizational plans are finalized.

12.	Question: QIAGEN has been recognized as a good place to work, and one manifestation of that is its on-site daycare facility at its operational headquarters in Hilden, Germany. Is there a daycare facility in Germantown, and if so, will it be available for employees of Digene?

Answer: On-site daycare facilities are currently only available at the HQ in Germany. Because it has received very positive feedback from its employees on this service, QIAGEN is considering expansion of this program to other sites. However, there are not yet any plans to extend this service to other sites.

D. Other questions:

13.	Question: How many QIAGEN sales representatives are there currently in the United States?

Answer: QIAGEN has 116 sales representatives in North America (108 in the United States specifically).

14.	Question: If a Digene employee has stock options that were not exercised before the merger transaction closes, what will happen to them?

Answer: If an employee has unvested Digene stock options, these will vest immediately upon “change in control” of Digene. At the closing of the merger, any fully vested but un-exercised Digene stock options will convert into options to purchase QIAGEN shares as follows: The number of Digene shares will be multiplied by 3.545 (and rounded down to the nearest whole number of shares) and the exercise price per share will be divided by 3.545 (and rounded up to the nearest penny).

15.	Question: It has been announced that employees coming from Digene will continue to receive their Digene medical, dental and vision coverage through the end of calendar year 2008. But what about other benefits, like pregnancy leave and tuition assistance? Will they continue for any length of time, or will they be replaced by QIAGEN’s benefits upon closing of the merger?

Answer: Digene benefits other than medical, dental and vision care (which will continue through 2008) will remain in effect until the end of this calendar year. Human Resources will be spending the next three months analyzing all of the benefits currently offered by the two companies and choosing the best solutions to include in the final package. During open enrollment, which will take place in November, everyone will learn the details of the new plan, which will go into effect Jan. 1, 2008.

* NOTE: The information in this FAQ is contingent on the closing of the merger transaction.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission in connection with the transaction and the periodic reports filed by QIAGEN and Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN has filed a Registration Statement on Form F-4 and a Schedule TO and Digene filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene have commenced an exchange offer and mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.

QIAGEN VS DIGENE BENEFITS FOR U.S. EMPLOYEES

QIAGEN’s Benefits	Provider	Offered	Digene’s Benefits	Provider	Offered
Medical	Cigna	✓	Medical	Great West	✓
Dental	Cigna	✓	Dental	Great West	✓
Prescription drugs	Cigna	✓	Prescription Drugs	Great West	✓
Vision	VSP	✓	Vision	Great West	✓
Basic life insurance	Metlife	✓	Basic life insurance	Hartford	✓
Voluntary life insurance	Metlife	✓	Voluntary life Insurance	Hartford	✓
Short-term disability	Metlife	✓	Short-term disability	Hartford	✓
Long-term disability	Metlife	✓	Long-term disability	UnumProvident	✓
Supplemental LTD	Metlife	✓	Supplemental LTD	UnumProvident	✓
Employee-assistance program	MHN	✓	Employee-assistance program	Advocate	✓
Flexible spending accounts		✓	Flexible spending account		✓
AFLAC		✓	AFLAC		✓
Pre-paid legal		✓	Pre-paid legal		✓
401(k)	Fidelity	✓	401(k)	Vanguard	✓
529 plan (savings fund for children’s education)			529 plan		✓
Long-term equity incentive plans	varies upon level	✓	Long-term equity incentive plans	varies upon level	✓
Sick days	7 days per yr	✓	Sick days	6 days per yr	✓
Vacation + personal days	Starts at 12 days	✓	Vacation + personal days	Starts at 12 days	✓
Company-paid + floating holidays	11 days	✓	Company-paid + floating holidays	11 days	✓
Community service day	1 day	✓	Community service day
Tuition assistance		✓	Tuition assistance		✓
Adoption assistance			Adoption assistance		✓
Parental leave		✓	Parental leave		✓

Human Resources team will be spending the next three months analyzing all of the benefits currently offered by the two companies and choosing the best solutions to include in the final package offered to employees. During open enrollment, which will take place in November, everyone will learn the details of the new plan, which will go into effect Jan. 1, 2008. [However, note that employees coming from Digene will continue to receive their current medical, vision and dental care via Great west through Dec. 31, 2008.]